Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019

During the three-month periods ended September 30, 2020 and 2019, we had an average of 59.5 and 60.0 vessels, respectively, in our fleet. In the three-month period ended September 30, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand vessel JPO Scorpius with a TEU capacity of 2,572; and we sold the vessels Kawasaki, Kokura and Zagora with an aggregate TEU capacity of 15,968. In the three-month periods ended September 30, 2020 and 2019, our fleet ownership days totaled 5,478 and 5,520 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2019	2020	Change	Change

Voyage revenue	$123.6	$107.9	$(15.7)	(12.7%)
Voyage expenses	(0.7)	(2.4)	1.7	242.9%
Voyage expenses – related parties	(1.7)	(1.6)	(0.1)	(5.9%)
Vessels’ operating expenses	(29.2)	(30.2)	1.0	3.4%
General and administrative expenses	(1.5)	(1.5)	–	–
Management fees – related parties	(5.3)	(5.5)	0.2	3.8%
General and administrative expenses - non-cash component	(0.9)	(0.9)	–	–
Amortization of dry-docking and special survey costs	(2.3)	(2.2)	(0.1)	(4.3%)
Depreciation	(25.3)	(25.9)	0.6	2.4%
Loss on sale / disposals of vessels	–	(0.4)	0.4	n.m.
Loss on vessels held for sale	(0.5)	–	(0.5)	n.m.
Interest income	0.8	0.3	(0.5)	(62.5%)
Interest and finance costs	(24.0)	(16.1)	(7.9)	(32.9%)
Income from equity method investments	3.1	4.0	0.9	29.0%
Other	0.3	0.1	(0.2)	(66.7%)
Loss on derivative instruments	(0.4)	(0.4)
Net Income	$36.0	$25.2

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,			Percentage
	2019	2020	Change	Change

Voyage revenue	$123.6	$107.9	$(15.7)	(12.7%)
Accrued charter revenue	(0.3)	8.2	8.5	n.m.
Amortization of time charter assumed	–	–	–	–
Voyage revenue adjusted on a cash basis (1)	$123.3	$116.1	$(7.2)	(5.8%)

Vessels’ operational data	Three-month period ended September 30,			Percentage
	2019	2020	Change	Change

Average number of vessels	60.0	59.5	(0.5)	(0.8%)
Ownership days	5,520	5,478	(42)	(0.8%)
Number of vessels under dry-docking	–	2	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

1

Voyage Revenue

Voyage revenue decreased by 12.7%, or $15.7 million, to $107.9 million during the three-month period ended September 30, 2020, from $123.6 million during the three-month period ended September 30, 2019. The decrease is mainly attributable to revenue not earned by three vessels sold during the fourth quarter of 2019, one vessel sold during the first quarter of 2020 and three vessels sold during the third quarter of 2020, to decreased charter rates for certain of our vessels during the third quarter of 2020 compared to the third quarter of 2019 and to the increased idle days of our fleet during the third quarter of 2020 compared to the third quarter of 2019; partly offset by revenue earned by three vessels acquired during the fourth quarter of 2019, one vessel acquired during the first quarter of 2020 and four vessels acquired during the third quarter of 2020.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 5.8%, or $7.2 million, to $116.1 million during the three-month period ended September 30, 2020, from $123.3 million during the three-month period ended September 30, 2019. Accrued charter revenue was a positive amount of $8.2 million for the three-month period ended September 30, 2020 and a negative amount of $0.3 million for the three-month period ended September 30, 2019.

Voyage Expenses

Voyage expenses were $2.4 million and $0.7 million for the three-month periods ended September 30, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.6 million and $1.7 million for the three-month periods ended September 30, 2020 and 2019, respectively. Voyage expenses – related parties represent fees of 1.25% in the aggregate on voyage revenues charged by related managers and charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.2 million, in the aggregate.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $30.2 million and $29.2 million during the three-month periods ended September 30, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,520 and $5,282 for the three-month periods ended September 30, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $1.5 million and $1.5 million during the three-month periods ended September 30, 2020 and 2019, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.5 million and $5.3 million during the three-month periods ended September 30, 2020 and 2019, respectively.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2020 amounted to $0.9 million, representing the value of the shares issued to a related manager on September 30, 2020. General and administrative expenses - non-cash component for the three-month period ended September 30, 2019, amounted to $0.9 million, representing the value of the shares issued to a related manager on September 30, 2019.

2

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.2 million and $2.3 million during the three-month periods ended September 30, 2020 and 2019, respectively. During the three-month period ended September 30, 2020, two vessels underwent and completed their special survey. During the three-month period ended September 30, 2019, no vessel underwent any special survey.

Depreciation

Depreciation expense for the three-month period ended September 30, 2020 and 2019 was $25.9 million and $25.3 million, respectively.

Loss on sale / disposal of vessels

During the three-month period ended September 30, 2020, we recorded an additional loss of $0.4 million, in the aggregate, from the sale of the vessel Zagora which was classified as an asset held for sale as at December 31, 2019 and from the sale of the vessels Kawasaki and Kokura which were classified as assets held for sale as at June 30, 2020.

Interest Income

Interest income amounted to $0.3 million and $0.8 million for the three-month periods ended September 30, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $16.1 million and $24.0 million during the three-month periods ended September 30, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced average loan balances during the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019.

Swaps’ Breakage Costs

During the three-month period ended September 30, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate. During the three-month period ended September 30, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate.

Income from Equity Method Investments

During the three-month period ended September 30, 2020, we recorded an income from the equity method investments of $4.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of September 30, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the three-month period ended September 30, 2019, we recorded an income from equity method investments of $3.1 million also relating to investments under the Framework Deed.

Gain/(Loss) on Derivative Instruments

The fair value of our seven interest rate derivative instruments which were outstanding as of September 30, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2020, the fair value of these seven interest rate derivative instruments in aggregate amounted to a liability of $7.9 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the three-month period ended September 30, 2020, a net gain of $0.4 million has been included in OCI and a loss of $0.1 million has been included in Gain/(Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2020.

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Cash Flows

Three-month periods ended September 30, 2020 and 2019

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$66.4	$66.7
Net Cash Used in Investing Activities	$(0.4)	$(23.3)
Net Cash Used in Financing Activities	$(145.7)	$(57.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2020, increased by $0.3 million to $66.7 million, from $66.4 million for the three-month period ended September 30, 2019. The increase is mainly attributable to favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $12.2 million and the decreased payments for interest (including swap payments) of $3.4 million during the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019; partly off-set by decreased cash from operations of $7.2 million and by the increased special survey costs of $2.5 million during the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was $23.3 million in the three-month period ended September 30, 2020, which mainly consisted of payments for upgrades for certain of our vessels and payments for the delivery of three newbuild vessels and one second hand vessel; partly off-set by proceeds we received from the sale of three vessels.

Net cash used in investing activities was $0.4 million in the three-month period ended September 30, 2019, which mainly consisted of dividend distributions we received from 10 entities jointly -owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $57.2 million in the three-month period ended September 30, 2020, which mainly consisted of (a) $32.7 million net payments relating to our debt financing agreements, (b) $9.3 million we paid for dividends to holders of our common stock for the second quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from April 15, 2020 to July 14, 2020.

Net cash used in financing activities was $145.7 million in the three-month period ended September 30, 2019, which mainly consisted of (a) $128.4 million of net payments relating to our debt financing agreements, (b) $7.0 million we paid for dividends to holders of our common stock for the second quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from April 15, 2019 to July 14, 2019.

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Nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019

During the nine-month periods ended September 30, 2020 and 2019, we had an average of 59.9 and 60.6 vessels, respectively, in our fleet. In the nine-month periods ended September 30, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand vessels JPO Virgo and JPO Scorpius with a TEU capacity of 6,830; and we sold the vessels Neapolis, Kawasaki, Kokura and Zagora with an aggregate TEU capacity of 17,613. In the nine-month period ended September 30, 2019, we sold the container vessels MSC Pylos and Piraeus with an aggregate TEU capacity of 7,012. In the nine-month periods ended September 30, 2020 and 2019, our fleet ownership days totaled 16,413 and 16,555 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2019	2020	Change	Change

Voyage revenue	$353.6	$341.2	$(12.4)	(3.5%)
Voyage expenses	(3.2)	(6.4)	3.2	100.0%
Voyage expenses – related parties	(3.6)	(4.7)	1.1	30.6%
Vessels’ operating expenses	(87.3)	(85.0)	(2.3)	(2.6%)
General and administrative expenses	(4.1)	(5.3)	1.2	29.3%
Management fees – related parties	(16.2)	(16.0)	(0.2)	(1.2%)
General and administrative expenses - non-cash component	(2.5)	(2.4)	(0.1)	(4.0%)
Amortization of dry-docking and special survey costs	(6.7)	(6.8)	0.1	1.5%
Depreciation	(85.1)	(81.6)	(3.5)	(4.1%)
Loss on sale / disposal of vessels	(18.4)	(65.3)	46.9	254.9%
Loss on vessels held for sale	(0.5)	(14.4)	13.9	n.m.
Vessels’ impairment loss	(3.0)	(31.6)	28.6	n.m.
Foreign exchange losses	–	(0.2)	0.2	n.m.
Interest income	2.5	1.5	(1.0)	(40.0%)
Interest and finance costs	(69.3)	(51.5)	(17.8)	(25.7%)
Swaps’ breakage costs	–	–	–	–
Income from equity method investments	7.4	12.2	4.8	64.9%
Other	0.5	0.5	–	–
Loss on derivative instruments	(1.0)	(2.4)	1.4	140.0%
Net Income / (Loss)	$63.1	$(18.2)

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2019	2020	Change	Change

Voyage revenue	$353.6	$341.2	$(12.4)	(3.5%)
Accrued charter revenue	(0.1)	15.9	16.0	n.m.
Amortization of time charter assumed	0.2	0.2	–	–
Voyage revenue adjusted on a cash basis (1)	$353.7	$357.3	$3.6	1.0%

Vessels’ operational data	Nine-month period ended September 30,			Percentage
	2019	2020	Change	Change

Average number of vessels	60.6	59.9	(0.7)	(1.2%)
Ownership days	16,555	16,413	(142)	(0.9%)
Number of vessels under dry-docking	6	9	3

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

5

Voyage Revenue

Voyage revenue decreased by 3.5%, or $12.4 million, to $341.2 million during the nine-month period ended September 30, 2020, from $353.6 million during the nine-month period ended September 30, 2019. The decrease is mainly attributable to revenue not earned by five vessels sold during the year ended December 31, 2019 and four vessels sold during the nine-month period ended September 30, 2020, to decreased hire rates in certain of our vessels and to increased idle days of our fleet during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019; partly offset by revenue earned by three vessels acquired during the fourth quarter of 2019, one vessel acquired during the first quarter of 2020 and four vessels acquired during the third quarter of 2020.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 1.0%, or $3.6 million, to $357.3 million during the nine-month period ended September 30, 2020, from $353.7 million during the nine-month period ended September 30, 2019. Accrued charter revenue was a positive amount of $15.9 million for the nine-month period ended September 30, 2020 and a negative amount of $0.1 million for the nine-month period ended September 30, 2019.

Voyage Expenses

Voyage expenses were $6.4 million and $3.2 million for the nine-month periods ended September 30, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $4.7 million and $3.6 million for the nine-month periods ended September 30, 2020 and 2019, respectively. Voyage expenses – related parties represent fees of 1.25%1 in the aggregate on voyage revenues charged by related managers and charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.5 million, in the aggregate.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $85.0 million and $87.3 million during the nine-month periods ended September 30, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,179 and $5,275 for the nine-month periods ended September 30, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.3 million and $4.1 million during the nine-month periods ended September 30, 2020 and 2019, respectively, and both include $1.9 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $16.0 million and $16.2 million during the nine-month periods ended September 30, 2020 and 2019, respectively.

_________________

1 0.75% until June 30, 2019

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General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the nine-month period ended September 30, 2020 amounted to $2.4 million, representing the value of the shares issued to a related manager on March 30, 2020, June 30, 2020 and September 30, 2020. General and administrative expenses – non-cash component for the nine-month period ended September 30, 2019 amounted to $2.5 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019 and September 30, 2019.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $6.8 million and $6.7 million during the nine-month periods ended September 30, 2020 and 2019, respectively. During the nine-month period ended September 30, 2020, nine vessels underwent and completed their special survey. During the nine-month period ended September 30, 2019, six vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the nine-month period ended September 30, 2020 and 2019 was $81.6 million and $85.1 million, respectively.

Loss on sale / disposal of vessels

During the nine-month period ended September 30, 2020, we recorded an aggregate net loss of $65.3 million from the sale of the vessels Neapolis, Kawasaki, Kokura and Zagora. Neapolis and Zagora were classified as assets held for sale as at December 31, 2019. During the nine-month period ended September 30, 2019, we recorded an aggregate loss of $18.4 million from the sale of the vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018.

Loss on vessels held for sale

During the nine-month period ended September 30, 2020, we recorded a loss on vessels held for sale of $14.4 representing the expected loss from sale of the vessel Singapore Express during the next twelve-month period. During the nine-month period ended September 30, 2019, we recorded a loss on vessels held for sale of $0.5 million representing the expected loss from sale of two of our vessels during the next twelve-month period.

Vessels’ impairment loss

During the nine-month period ended September 30, 2020, we recorded an impairment loss in relation to five of our vessels in the amount of $31.6 million, in the aggregate. During the nine-month period ended September 30, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate.

Interest Income

Interest income amounted to $1.5 million and $2.5 million for the nine-month periods ended September 30, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $51.5 million and $69.3 million during the nine-month periods ended September 30, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced average loan balances during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019.

Swaps’ Breakage Costs

During the nine-month period ended September 30, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate. During the nine-month period ended September 30, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate.

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Income from Equity Method Investments

During the nine-month period ended September 30, 2020, we recorded an income from the equity method investments of $12.2 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of September 30, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the nine-month period ended September 30, 2019, we recorded an income from equity method investments of $7.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our seven interest rate derivative instruments which were outstanding as of September 30, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2020, the fair value of these seven interest rate derivative instruments in aggregate amounted to a liability of $7.9 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the nine-month period ended September 30, 2020, a net loss of $7.7 million has been included in OCI and a net loss of $2.2 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2020.

Cash Flows

Nine-month periods ended September 30, 2020 and 2019

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$173.6	$205.9
Net Cash Provided by/ (Used in) Investing Activities	$8.9	$(21.7)
Net Cash Used in Financing Activities	$(144.8)	$(192.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2020, increased by $32.3 million to $205.9 million, from $173.6 million for the nine-month period ended September 30, 2019. The increase is mainly attributable to the increased cash from operations of $3.6 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $18.2 million and the decreased payments for interest (including swap payments) of $13.5 million during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019; partly off-set by the increased special survey costs of $6.3 million during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $21.7 million in the nine-month period ended September 30, 2020, which mainly consisted of payments for upgrades for certain of our vessels and payments for the delivery of three newbuild vessels and two second hand vessels; partly off-set by proceeds we received from the sale of four of our vessels and by return of capital we received from nine entities jointly -owned with York pursuant to the Framework Deed.

Net cash provided by investing activities was $8.9 million in the nine-month period ended September 30, 2019, which mainly consisted of proceeds we received from the sale of two vessels, dividend distribution we received from 11 entities jointly -owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $192.7 million in the nine-month period ended September 30, 2020, which mainly consisted of (a) $133.2 million net payments relating to our debt financing agreements, (b) $25.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2019, the first quarter of 2020 and the second quarter of 2020 and (c) $2.8 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $6.3 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $6.6 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $7.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020, January 15, 2020 to April 14, 2020 and April 15, 2020 to July 14, 2020.

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Net cash used in financing activities was $144.8 million in the nine-month period ended September 30, 2019, which mainly consisted of (a) $97.1 million of net payments relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $20.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019 and the second quarter of 2019 and (c) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019 and April 15, 2019 to July 14, 2019.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2020, we had a total cash liquidity of $187.4 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 27, 2020, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
JPO SCORPIUS	2007	2,572
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Wednesday, October 28, 2020 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until November 4, 2020. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10149408.

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Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 529,000 TEU, including two newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

10

Fleet List

The table below provides additional information, as of October 27, 2020, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	CAPE AKRITAS(i)	ZIM	2016	11,010	34,750	August 2021
10	CAPE TAINARO(i)	ZIM	2017	11,010	38,000	March 2021
11	CAPE KORTIA(i)	ZIM	2017	11,010	34,750	August 2021
12	CAPE SOUNIO(i)	ZIM	2017	11,010	38,000	March 2021
13	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	36,650	March 2025
14	COSCO GUANGZHOU	COSCO	2006	9,469	30,900	April 2022(3)
15	COSCO NINGBO	COSCO	2006	9,469	30,900	April 2022(3)
16	YANTIAN	COSCO	2006	9,469	(*)	November 2020
17	BEIJING	COSCO	2006	9,469	(*)	November 2020
18	COSCO HELLAS	COSCO	2006	9,469	(*)	November 2020
19	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
20	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
21	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
22	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
23	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
24	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
25	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
26	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
27	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
28	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
29	NAVARINO	MSC	2010	8,531	23,000	March 2021
30	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
31	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
32	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
33	KURE	COSCO	1996	7,403	9,500	November 2020
34	MSC METHONI	MSC	2003	6,724	29,000	September 2021
35	YORK	Maersk	2000	6,648	21,250	August 2022(9)
36	KOBE	RCL Feeder	2000	6,648	14,500	August 2021
37	SEALAND WASHINGTON	Maersk	2000	6,648	18,500	March 2022(10)
38	SEALAND MICHIGAN	Maersk	2000	6,648	18,500	March 2022(10)
39	SEALAND ILLINOIS	Maersk	2000	6,648	18,500	March 2022(10)
40	MAERSK KOLKATA	Maersk	2003	6,644	18,500	March 2022(10)
41	MAERSK KINGSTON	Maersk	2003	6,644	18,500	March 2022(10)
42	MAERSK KALAMATA	Maersk	2003	6,644	18,500	March 2022(10)
43	VENETIKO	(*)	2003	5,928	(*)	July 2021

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	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	ENSENADA (i)	(*)	2001	5,576	21,500	June 2021(11)
45	ZIM NEW YORK	ZIM	2002	4,992	14,438	October 2021(12)
46	ZIM SHANGHAI	ZIM	2002	4,992	14,438	October 2021(12)
47	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
48	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
49	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025
50	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
51	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021
52	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2020
53	VULPECULA	OOCL	2010	4,258	7,000	December 2020
54	VOLANS	ZIM	2010	4,258	7,000	November 2020
55	VIRGO	Evergreen	2009	4,258	8,600	February 2021
56	VELA	OOCL	2009	4,258	7,950	November 2020
57	ULSAN	Maersk	2002	4,132	12,000	June 2021
58	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
59	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
60	LAKONIA	COSCO	2004	2,586	7,500	November 2020
61	JPO SCORPIUS	Pool	2007	2,572	Pool Participation
62	ETOILE	(*)	2005	2,556	(*)	January 2021
63	AREOPOLIS	COSCO	2000	2,474	7,500	November 2020
64	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
65	MESSINI	(*)	1997	2,458	9,850	February 2021
66	ARKADIA(i)	Evergreen	2001	1,550	8,650	November 2020
67	PROSPER	Sealand Maersk Asia	1996	1,504	8,500	March 2021(13)
68	MICHIGAN	MSC	2008	1,300	6,650	November 2020
69	TRADER	(*)	2008	1,300	(*)	January 2021
70	LUEBECK	MSC	2001	1,078	6,200	January 2021

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(14)
1	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q1 2021
2	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	This charter rate will be earned by Cosco Guangzhou and Cosco Ningbo from November 15, 2020. Until then both vessels are chartered at an undisclosed daily rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

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(9)	This charter rate will be earned by York from December 1, 2020. Until then the daily charter rate will be $11,500.
(10)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(11)	This charter rate will be earned by Ensenada from November 12, 2020. Until then the daily charter rate will be $8,700.
(12)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day.
(13)	This charter rate will be earned by Prosper from November 28, 2020. Until then the daily charter rate will be $6,000.
(14)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

13

Consolidated Statements of Income

(Expressed in thousands of U.S. dollars,	Nine-months ended September 30,		Three-months ended September 30,
except share and per share amounts)	2019	2020	2019	2020

REVENUES:
Voyage revenue	$353,641	$341,176	$123,631	$107,903

EXPENSES:
Voyage expenses	(3,180)	(6,383)	(701)	(2,380)
Voyage expenses – related parties	(3,610)	(4,753)	(1,658)	(1,623)
Vessels' operating expenses	(87,322)	(84,999)	(29,158)	(30,241)
General and administrative expenses	(4,115)	(5,301)	(1,464)	(1,543)
Management fees - related parties	(16,164)	(16,023)	(5,337)	(5,502)
General and administrative expenses - non-cash component	(2,453)	(2,416)	(908)	(908)
Amortization of dry-docking and special survey costs	(6,737)	(6,765)	(2,266)	(2,228)
Depreciation	(85,081)	(81,618)	(25,320)	(25,881)
Loss on sale / disposal of vessels, net	(18,420)	(65,260)	–	(432)
Loss on vessels held for sale	(480)	(14,359)	(480)	–
Vessels’ impairment loss	(3,042)	(31,577)	–	–
Foreign exchange gains / (losses)	(28)	(203)	(45)	4
Operating income	$123,009	$21,519	$56,294	$37,169

OTHER INCOME / (EXPENSES):
Interest income	$2,512	$1,464	$826	$377
Interest and finance costs	(69,342)	(51,452)	(24,026)	(16,085)
Swaps’ breakage cost, net	(16)	(6)	(16)	(6)
Income from equity method investments	7,409	12,201	3,110	3,960
Other	561	468	234	160
Loss on derivative instruments	(1,021)	(2,392)	(446)	(326)
Total other expenses	$(59,897)	$(39,717)	$(20,318)	$(11,920)
Net Income / (Loss)	$63,112	$(18,198)	$35,976	$25,249
Earnings allocated to Preferred Stock	(23,452)	(23,315)	(7,904)	(7,854)
Gain on retirement of Preferred Stock	–	619	–	–
Net Income / (Loss) available to common stockholders	$39,660	$(40,894)	$28,072	$17,395

Earnings / (Losses) per common share, basic and diluted	$0.35	$(0.34)	$0.24	$0.14
Weighted average number of shares, basic and diluted	114,744,125	120,319,521	117,111,191	121,094,924

14

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2019	2020
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$148,928	$138,435
Restricted cash	6,912	5,591
Accounts receivable	7,397	8,321
Inventories	10,546	10,016
Due from related parties	7,576	2,122
Fair value of derivatives	748	–
Insurance claims receivable	1,607	1,498
Asset held for sale	4,908	5,750
Time charter assumed	192	191
Prepayments and other	8,430	9,693
Total current assets	$197,244	$181,617
FIXED ASSETS, NET:
Right-of-use assets	$188,429	$200,921
Vessels and advances, net	2,431,830	2,479,124
Total fixed assets, net	$2,620,259	$2,680,045
NON-CURRENT ASSETS:
Equity method investments	$111,681	$82,320
Deferred charges, net	21,983	27,064
Accounts receivable, non-current	8,600	3,911
Restricted cash	40,031	43,343
Fair value of derivatives, non-current	605	–
Time charter assumed, non-current	1,030	887
Other non-current assets	10,525	10,456
Total assets	$3,011,958	$3,029,643
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$210,745	$167,037
Accounts payable	6,215	9,506
Due to related parties	473	385
Finance lease liabilities	16,810	16,451
Accrued liabilities	19,417	19,977
Unearned revenue	10,387	12,047
Fair value of derivatives	397	3,517
Other current liabilities	2,090	2,390
Total current liabilities	$266,534	$231,310
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,206,405	$1,312,411
Finance lease liabilities, net of current portion	119,925	120,512
Fair value of derivatives, net of current portion	433	4,479
Unearned revenue, net of current portion	7,933	24,326
Total non-current liabilities	$1,334,696	$1,461,728
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$–	$–
Common stock	12	12
Additional paid-in capital	1,351,352	1,362,370
Retained earnings / (Accumulated deficit)	60,578	(16,879)
Accumulated other comprehensive loss	(1,214)	(8,898)
Total stockholders’ equity	$1,410,728	$1,336,605
Total liabilities and stockholders’ equity	$3,011,958	$3,029,643

15

Financial Summary

(Expressed in thousands of U.S. dollars,	Nine-month period ended September 30,		Three-month period ended September 30,
except share and per share data):	2019	2020	2019	2020

Voyage revenue	$353,641	$341,176	$123,631	$107,903
Accrued charter revenue (1)	$(115)	$15,942	$(306)	$8,221
Amortization of Time-charter assumed	$143	$144	$48	$49
Voyage revenue adjusted on a cash basis (2)	$353,669	$357,262	$123,373	$116,173

Adjusted Net Income available to common stockholders (3)	$66,700	$91,005	$30,948	$26,740
Weighted Average number of shares	114,744,125	120,319,521	117,111,191	121,094,924
Adjusted Earnings per share (3)	$0.58	$0.76	$0.26	$0.22

Net Income / (Loss)	$63,112	$(18,198)	$35,976	$25,249
Net Income / (Loss) available to common stockholders	$39,660	$(40,894)	$28,072	$17,395
Weighted Average number of shares	114,744,125	120,319,521	117,111,191	121,094,924
Earnings / (Losses) per share	$0.35	$(0.34)	$0.24	$0.14

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the nine-month periods ended September 30, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

16

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

(Expressed in thousands of U.S. dollars,	Nine-month period ended September 30,		Three-month period ended September 30,
except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$63,112	$(18,198)	$35,976	$25,249
Earnings allocated to Preferred Stock	(23,452)	(23,315)	(7,904)	(7,854)
Gain on retirement of Preferred Stock	–	619	–	–
Net Income / (Loss) available to common stockholders	39,660	(40,894)	28,072	17,395
Accrued charter revenue	(115)	15,942	(306)	8,221
General and administrative expenses - non-cash component	2,453	2,416	908	908
Amortization of Time charter assumed	143	144	48	49
Realized (Gain) / loss on Euro/USD forward contracts (1)	367	(488)	159	(410)
Vessels’ impairment loss	3,042	31,577	–	–
Loss on sale / disposals of vessels	18,420	65,260	–	432
Non-recurring, non-cash write-off of loan deferred financing costs	1,127	478	1,127	–
Swaps’ breakage costs	16	6	16	6
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	–	–	–
Loss on vessels held for sale	480	14,359	480	–
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,069	2,205	444	139
Adjusted Net Income available to common stockholders	$66,700	$91,005	$30,948	$26,740
Adjusted Earnings per Share	$0.58	$0.76	$0.26	$0.22
Weighted average number of shares	114,744,125	120,319,521	117,111,191	121,094,924

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (loss) after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, swaps’ breakage costs, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

17